UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HANSEN MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

411307 10 1

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307 10 1

1.	Names of Reporting Persons De Novo Ventures II, L.P. – IRS # 68-0564632

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,224,145 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,224,145 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,145 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.62% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by De Novo Ventures II, L.P. and De Novo Management II, L.L.C. (collectively, the “De Novo Entities”).  The De Novo Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Represents 1,224,145 shares held by De Novo Ventures II, L.P.  De Novo Management II, L.L.C. is the sole general partner of De Novo Ventures II, L.P.

(3) This percentage is calculated based upon 21,773,726 shares of the Issuer’s common stock outstanding (as of October 26, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 2, 2007.

CUSIP No. 411307 10 1

1.	Names of Reporting Persons De Novo Management II, L.L.C. – IRS # 68-0564627

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,224,145 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,224,145 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,145 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.62% (3)

12.	Type of Reporting Person (See Instructions) OO

1) This Schedule 13G is filed by De Novo Ventures II, L.P. and De Novo Management II, L.L.C. (collectively, the “De Novo Entities”).  The De Novo Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Represents 1,224,145 shares held by De Novo Ventures II, L.P.  De Novo Management II, L.L.C. is the sole general partner of De Novo Ventures II, L.P.

(3) This percentage is calculated based upon 21,773,726 shares of the Issuer’s common stock outstanding (as of October 26, 2007), as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 2, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of De Novo Ventures II, L.P., a limited partnership organized under the laws of the State of Delaware, and De Novo Management II, L.L.C., a limited liability company organized under the laws of the State of Delaware, in respect of shares of Common Stock of Hansen Medical, Inc.

Item 1.
	(a)	Name of Issuer Hansen Medical, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 380 North Bernardo Avenue, Mountain View, CA 94043

Item 2.
	(a)	Name of Person Filing De Novo Ventures II, L.P. and De Novo Management II, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence 400 Hamilton Avenue, Suite 300, Palo Alto, CA 94301
	(c)	Citizenship De Novo Ventures II, L.P. is a limited partnership organized in the State of Delaware. De Novo Management II, L.L.C. is a limited liability company organized in the State of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 411307 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

De Novo Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
De Novo Ventures II, L.P.	1,224,145	0	1,224,145	0	1,224,145	1,224,145	5.62%
De Novo Management II, L.L.C.	0	0	1,224,145	0	1,224,145	1,224,145	5.62%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2008	DE NOVO VENTURES II, L.P.

	BY:	DE NOVO MANAGEMENT II, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Cathy Minshall
Cathy Minshall
Chief Financial Officer

February 13, 2008	DE NOVO MANAGEMENT II, L.L.C.

	By:	/s/ Cathy Minshall
Cathy Minshall
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among De Novo Ventures II, L.P. and De Novo Management II, L.L.C.